SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Amendment No. 5)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

STARTECH ENVIRONMENTAL CORPORATION
(Name of Subject Company (Issuer))
FLH ACQUISITION CORP.
a wholly-owned subsidiary of
FRIENDLY LRL HOLDINGS, LLC
an indirect subsidiary of
LRL INVESTMENTS LTD.
(Names of Filing Persons (Offerors))

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

855906103
(CUSIP Number of Class of Securities)

Sergey Mitirev
Dmitry Timoshin
16, rue de Contamines
1206 Geneve
Switzerland
+41 22 704 32 00
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy To:
Peter L. Korn, Jr.
Sonnenschein Nath & Rosenthal LLP
1221 Avenue of the Americas
New York, NY 10020-1089
(212) 768-6700
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$19,393,358	$1,082

*	Estimated for purposes of calculating the amount of the filing fee only. This amount is based on the offer to purchase all of the outstanding shares of common stock, no par value (including the associated preferred stock purchase rights) (together, the “Shares”), of Startech Environmental Corporation at a purchase price of $0.65 cash per Share, without interest, and assumes the purchase of all 23,741,470 Shares issued and outstanding as of August 1, 2009, and all options and warrants outstanding as of such date with respect to an aggregate of 6,094,466 Shares. The number of outstanding Shares, options, and warrants is based on information contained in Post-Effective Amendment No. 5 to Startech’s Registration Statement on Form S-1 filed with the Commission on August 13, 2009.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000558.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,082	Filing Party:	FLH Acquisition Corp.,
Friendly LRL Holdings, LLC and
LRL Investments Ltd.
Form or Registration No.: Schedule TO	Date Filed:	July 6, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO, as amended (the “Schedule TO”), originally filed with the Securities and Exchange Commission on July 6, 2009 and as amended and supplemented by Amendment No. 1 filed on July 20, 2009, Amendment No. 2 filed on July 24, 2009, Amendment No. 3 filed on July 30, 2009 and Amendment No. 4 filed on August 26, 2009, by LRL Investments Ltd. (“LRL”), Friendly LRL Holdings, LLC, an indirect subsidiary of LRL (“Parent” or “FLH”), and FLH Acquisition Corp., a Colorado corporation and a wholly-owned subsidiary of Parent (“Purchaser”). The Schedule TO relates to the Purchaser’s tender offer for all of the outstanding shares of common stock, no par value, including the associated preferred stock purchase rights (together, the “Shares”), of Startech Environmental Corporation, a Colorado corporation (the “Company”), for $0.65 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 6, 2009, as amended (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). As described below, on September 11, 2009, Parent and Purchaser terminated the Offer.
     The information set forth in the Offer to Purchase and the related Letter of Transmittal, is incorporated by reference into all items of this Amendment No. 5, except that such information is hereby amended and supplemented to the extent specifically provided herein.
     Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.
Item 1 through 9 and 11.
     Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:
     “On September 11, 2009, Parent and Purchaser terminated the Offer and issued a press release in connection therewith. The Offer had been scheduled to expire at 11:59 midnight, New York City time, on Wednesday, September 30, 2009. The full text of a press release issued by Parent on September 11, 2009 announcing the termination of the Offer is filed as Exhibit (a)(5)(H) hereto. No Shares were purchased by Purchaser pursuant to the Offer, and all Shares previously tendered and not withdrawn will be promptly returned.”
Item 12. Materials to be filed as Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:
(a)(5)(H) Press Release issued by Parent dated September 11, 2009

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2009	FLH ACQUISITION CORP.
	By:	/s/ Sergey S. Mitirev
		Name:	Sergey S. Mitirev
		Title:	Director

	By:	/s/ Dmitry A. Timoshin
		Name:	Dmitry A. Timoshin
		Title:	Director

FRIENDLY LRL HOLDINGS, LLC
	By:	/s/ Sergey S. Mitirev
		Name:	Sergey S. Mitirev
		Title:	Authorized Representative

	By:	/s/ Dmitry A. Timoshin
		Name:	Dmitry A. Timoshin
		Title:	Authorized Representative

LRL INVESTMENTS LTD.
	By:	/s/ Sergey S. Mitirev
		Name:	Sergey S. Mitirev
		Title:	Director

	By:	/s/ Dmitry A. Timoshin
		Name:	Dmitry A. Timoshin
		Title:	Director

INDEX TO EXHIBITS

Exhibit
Number	Exhibit

(a)(1)(A)	Offer to Purchase, dated July 6, 2009.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(A)	Form of Summary Advertisement, as published in the New York Times on July 6, 2009.*

(a)(5)(B)	Press Release issued by Parent, dated July 6, 2009.*

(a)(5)(C)	Press Release issued by Parent, dated June 29, 2009 (incorporated by reference to the Schedule TO-C filed by Parent with the Securities and Exchange Commission on June 29, 2009).*

(a)(5)(D)	Press Release issued by Parent, dated July 20, 2009.*

(a)(5)(E)	Press Release issued by Parent, dated July 24, 2009.*

(a)(5)(F)	Press Release issued by Parent, dated July 30, 2009.*

(a)(5)(G)	Press Release issued by Parent, dated August 26, 2009.*

(a)(5)(H)	Press Release issued by Parent dated September 11, 2009

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed